Filed pursuant to Rule 424(b)(3)

File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated May 27, 2026

to

Prospectus dated April 10, 2026

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 10, 2026 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 29 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the reallocation of shares in this offering from the primary offering to the distribution reinvestment plan.

Share Reallocation

We are offering on a continuous basis up to $2,750,000,000 in shares of common stock, consisting of up to $2,400,000,000 in shares in our primary offering and up to $350,000,000 in shares pursuant to our distribution reinvestment plan. In accordance with the terms of our current public offering, we may reallocate shares between the primary offering and the distribution reinvestment plan. Accordingly, effective as of May 27, 2026 $15,000,000 in unissued shares will be reallocated from our primary offering to our distribution reinvestment plan, and as a result, effective May 27, 2026 we will offer up to $2,385,000,000 in shares in our primary offering and up to $365,000,000 in shares pursuant to our distribution reinvestment plan.